Filed Pursuant to Rule 497(e)
File Nos. 333-195493; 811-22961

MERLYN.AI BULL-RIDER BEAR-FIGHTER ETF (WIZ)
MERLYN.AI TACTICAL GROWTH AND INCOME ETF (SNUG)
each a series of Alpha Architect ETF Trust
(each a "Fund" and collectively, the "Funds")

Supplement dated March 3, 2021
to the
Statement of Additional Information ("SAI")
dated January 31, 2021

The website listed on page 2 of the SAI is hereby revised to refer to "www.MerlynETFs.com".

Please retain this Supplement with your SAI.